IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

          ---------------------------------------------x
          HERBERT FEIWEL, IRA ROLLOVER ACCOUNT,        :
                                                       :
                            Plaintiff,                 :
                                                       :
                      -against-                        :
                                                       :
          JAMES E. MARTIN, JAMES J. MOSSMAN,           :  C.A. No. 14109
          JAMES R. THOMPSON, ROBERT SCHMIEGE,          :
          RICHARD K. DAVIDSON, HAROLD A. POLING,       :
          SAMUEL K. SKINNER, UNION PACIFIC             :
          COMPANY, CHICAGO AND NORTH WESTERN           :
          TRANSPORTATION COMPANY, and UP RAIL INC.,    :
                                                       :
                            Defendants.                :
          ---------------------------------------------x

                             CLASS ACTION COMPLAINT

                    Plaintiff, by his attorneys, alleges upon personal knowledge with respect to paragraph 1, and upon information and belief based, inter alia, upon the investigation of his counsel as to all other allegations herein, as is follows:

                    1. Plaintiff Herbert Feiwel, through his IRA rollover account, is a holder of common stock of Chicago North Western Transportation Company ("CNW" or the
          "Company") and has been a shareholder of CNW at all times relevant hereto.

                    2. CNW is a Delaware corporation that maintains its principal executive offices in Chicago, Illinois. CNW is the holding company for the nation's eighth largest railroad based on total operating revenues and miles of railroad operated. CNW's wholly-owned subsidiary, Western Railroad Properties, Inc. ("WPRI"), is one of only two carriers in that Wyoming Powder River Basin. WPRI transports low-sulfur coal principally under long term contracts, and is a highly efficient, low-cost operation. CNW also provides commuter service in the Chicago area under a service contract with the regional transportation authority.

                    3. Defendant Robert Schmiege ("Schmiege") is, and at all relevant times was, Chairman of the Board of Directors, President and Chief executive Officer of the Company. For the fiscal year ended December 31, 1993, defendant Schmiege received cash and bonus compensation in excess of $750,000.

                    4. Defendant Richard K. Davidson ("Davidson") is, and at all relevant times was, Chairman and Chief
          Executive Officer of defendant Union Pacific Company ("Union Pacific"). Defendant Davidson is also a director of CNW.

                    5. Defendants James E. Martin, James A. Mossman, James R. Thompson, Harold A. Poling, and Samuel K. Skinner are each, and at all relevant times were, members of the Company's Board of Directors. These defendants, together with defendants Schmiege and Davidson, are referred to herein as the "Individual Defendants."

                    6. Because of their directorial and/or executive positions in the Company, the Individual Defendants owe fiduciary duties of good faith, fair dealing, due care and candor to plaintiff and the other members of the Class. Through their directorial and management positions, the Individual Defendants dominate and control the Company.

                    7. Each Individual Defendant owed and owes the public stockholders of CNW fiduciary obligations and were and are required to: use their ability to control and manage CNW in a fair, just and equitable manner; act in furtherance of the best interests of CNW and its shareholders; act to maximize shareholder value; govern CNW in such a manner as to heed the expressed views of its public shareholders; refrain from abusing their positions of control; and not favor their own interests at the expense of CNW and its shareholders.

                    8. (a) Union Pacific, a Utah corporation, is the sole shareholder of UP Holdings, Inc., also a Utah corporation. UP Holdings, Inc. is, in turn, the sole shareholder of UP Rail, Inc., a Delaware corporation.

                         (b)  As of the close of business on March 6,
          1995, UP Rail, Inc. beneficially owned 12,835,304 shares of Non-Voting Common Stock of CNW. Upon the conversion of those shares into common stock (as discussed below), those shares will represent, in the aggregate, 29.13% of the 44,059,760 shares of CNW common stock outstanding as of October 15, 1994.

                         (c)  Union Pacific is a party to certain
          stockholders agreements, described more fully below, with, inter alia, the Company's executive officers and CNW. Through its representation on CNW's Board of Directors, and collaborative business relationships with the Company, Union Pacific has access to confidential and proprietary information concerning CNW, which information has been and continues to be unavailable to the market or other potential third party bidders for CNW.

                         (d)  Unless otherwise indicated, Union
          Pacific Corporation, Union Pacific Holdings, Inc., and UP Rail, Inc. are collectively referred to herein as "Union Pacific."

                    9. Each defendant herein is sued individually as a conspirator and aider and abettor, and the liability of each arises from the fact that he or it has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

          CLASS ACTION ALLEGATIONS

                    10. Plaintiff brings this action pursuant to Rule 23 of the Rules of Court of Chancery on his own behalf and as a class action on behalf of all shareholders of the Company (except the defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with any of them or their successors in interest), and their successors in interest who are or will be threatened with injury arising from defendants' actions as more fully described herein.

                    11. This action is properly maintainable as a class action for the following reasons:

                         (a) The Class is so numerous that joinder of all members is impracticable. As of October 15, 1994, the Company had 44,059,760 shares of common stock outstanding, held by thousands of record and beneficial shareholders.

                         (b)  The members of the Class are scattered
          throughout the United States and are so numerous as to make it impracticable to bring them all before the Court.

                         (c)  There are questions of law and fact
          which are common to the Class including, inter alia, the following:

                              (i)  whether the Individual Defendants
          breached or aided and abetted the breach of the fiduciary and common law duties which they owe to plaintiff and the other members of the Class;

                              (ii) whether defendants are engaging in

          a plan or scheme to unlawfully shift control of CNW to Union

          Pacific;

                              (iii)  whether defendants have engaged
          and are continuing to engage in a plan and a scheme to benefit themselves at the expense of CNW's public shareholders; and

                              (iv) whether plaintiff and other members of the Class will be irreparably damaged if defendants are not enjoined from the conduct described herein below.

                         (d)  The claims of plaintiff are typical of
          the claims of the Class in that all members of the Class will be damaged by defendants' actions.

                         (e)  Plaintiff is committed to vigorously
          prosecuting this action and has retained competent legal counsel experienced in litigation of this nature. Plaintiff is an adequate representative of the Class.

                    12.  The prosecution of separate actions by
          individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

                    13. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class, and therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

                             SUBSTANTIVE ALLEGATIONS

          A.   Background

                    14.  CNW, through its subsidiaries, is the
          successor to the business of CNW Corporation, which was acquired in 1989 in a going-private transaction led by Blackstone Capital Partners L.P. ("Blackstone"). The Company thereafter went public in 1992. Blackstone and its affiliates sold substantially all their shares in connection with a secondary offering of CNW stock in 1993.

                    15. CNW has enjoyed increasing financial success over the last several years. Operating revenues have improved every year since 1989. Similarly, operating income, net income and net income per share have all steadily risen. Moreover, CNW's per share earnings jumped to $1.20 per share in fiscal 1993, as compared to a loss of $3.15 per share in fiscal 1992. Earnings per share continued to increase in fiscal 1994 to $1.86/share.

                    16. The Company's future financial prospects also look promising. Among other things, in February 1995 the Company forecasted that its net income for 1995 would be 30-35% above what was achieved in 1994.

                    17.  The investment community also forecasts
          continued robust financial health for CNW. For example, a January 3, 1995 report issued by M.H. Lloyd, an analyst with Natwest Securities Corp., stated "we are initiating coverage of [CNW] with a BUY rating. CNW is well situated to benefit from soaring demand for low sulfur coal from Wyoming and from the bumper U.S. corn crop recently harvested. Coal and agricultural commodities account for 32% and 18%, respectively, of the company's revenues. In addition, CNW's intermodal revenues (12% of total) are growing rapidly, aided by new intermodal facilities . . . CNW's earnings could expand 10-15% annually in the late 1990s."

          B.   Union Pacific's Ties to CNW

                    18.  Union Pacific has substantial business,
          equity ownership, and financial ties to CNW. For example, UP Rail, Inc., the Company's executive officers, the Company, and Blackstone, among others, are parties to a Second Amended and Restated Stockholders Agreement (the "Shareholders Agreement"). Under the Shareholders Agreement, CNW's executive officers must vote their CNW shares for the election of a UP Rail designee to the Board of Directors.

                    19.  These same parties entered into another
          agreement in 1993 (the "1993 Agreement"), pursuant to which the Company agreed to use its best efforts to cause two additional members of UP's senior management (the "Additional Nominees"), to be nominated to the Board of Directors as members of the class of directors serving for a term ending on the date of CNW's 1995 annual meeting. The Additional Nominees were elected to the CNW Board, such election to be effective on April 6, 1995. On that date, Union Pacific will have three directors on the CNW Board.

                    20. Moreover, as noted previously, Union Pacific beneficially owns 12,835,304 shares of Non-Voting Common Stock of CNW. Under a Standstill Agreement with CNW, Union Pacific agreed not to acquire more than 30% of the aggregate outstanding common stock and non-voting common stock of the Company prior to April 6, 1994. The Standstill Agreement terminated in July 1993.

          C.   Union Pacific's Efforts to Increase
               Its Control Over the Company

                    21. Over the last several years, Union Pacific has sought to increase its influence and control over CNW's business and operations. Among other things, Union Pacific applied to the Interstate Commerce Commission (the "ICC") for an order authorizing "common control" of CNW and UP Rail as well as conversion of Union Pacific's Non-voting Preferred Stock into CNW common stock. Union Pacific also requested from the ICC an order, inter alia, permitting Union Pacific to acquire additional shares of CNW common stock and allowing the further coordination of services between the companies' respective railroad subsidiaries.

                    22. On March 7, 1995, the ICC consented to the foregoing requests, and on April 6, 1995, the approval will be final and effective. At such time, Union Pacific will exercise control over 29% of CNW's common shares, and the Additional Nominees will be added to CNW's nine-member Board of Directors.

                    23. Immediately upon receiving ICC approval, Union Pacific publicly disclosed in a 13-D filing with the Securities and Exchange Commission that it is considering acquiring the remaining shares of CNW. That day, the price of CNW's common shares increased $1.50 per share, or 6%, to close at $26.375. As a result of this announcement, Union Pacific has effectively "capped" the unaffected market price of CNW shares at $24.875 per share (the closing price of CNW shares the day prior to the 13-D filing), for purposes of assessing the adequacy of any price offered in a subsequent acquisition of CNW common shares.

                    24. In addition, Union Pacific's prospective acquisition of CNW comes on the heels of and is motivated by its aborted efforts to acquire control of Santa Fe Pacific Corporation ("Santa Fe"), which has agreed to be acquired by Burlington Northern Inc. Having failed in its efforts to acquire Santa Fe, Union Pacific is now turning to CNW as a means of expanding its railroad operations and increasing its presence and influence in the railroad markets in which it operates.

                    25.  CNW and the individual Defendants are
          obligated in connection with any contemplated transfer of control of CNW to seek to maximize shareholder value by such means as an auction, active market check or other exploration of strategic alternatives under the circumstances. CNW and the Individual Defendants have failed to implement such procedures for the maximization of shareholder value and are permitting the transfer of control of CNW and its assets at a value which fails to reflect the enhanced long-term value of its stock given the positive trends CNW has consistently shown in revenues and net income. Nor have the individual Defendants sought to create any "Special Committee" of fully independent and disinterested directors who will act objectively and in the ultimate best interests of all shareholders of CNW.

                    26. Plaintiff and other members of the Class will be damaged in that they will not receive their fair proportion of the value of CNW's assets and business, and will be prevented from obtaining a fair price for their shares of CNW's common stock.

                    27.  Plaintiff and the Class are immediately
          threatened by the acts and transactions complained of herein which have caused and will cause irreparable injury to them.

                               REQUEST FOR RELIEF

               WHEREFORE, plaintiff demands judgment as follows:

                    A.   Declaring this to be a proper Class Action;

                    B.   Declaring that CNW and the Individual
          Defendants have breached and are breaching their fiduciary duties to plaintiff and the members of the Class;

                    C. Preliminarily and permanently enjoining the defendants and their counsel, agents, employees and all persons acting under, in concert with or for them, from proceeding with, consummating, or closing a change in control of CNW;

                    D.   Awarding compensatory damages against
          defendants individually and severally in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law, arising from defendants' wrongful conduct;

                    E.   Awarding plaintiff his costs and
          disbursements and reasonable allowances of fees for plaintiff's counsel and experts and reimbursement of expenses; and

                    F. Granting plaintiff and the Class such other and further relief as the Court may deem just and proper.

                             ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.

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